SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 TVE CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87306T 10 4
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  APRIL 1, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|  NAMES  OF  REPORTING  PERSONS
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

Joseph  Stiuso     Canadian
--------------------------------------------------------------------------------
|2|  CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
|3|  SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|  SOURCE  OF  FUNDS*
     OO
--------------------------------------------------------------------------------
|5|  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Ontario,  Canada
--------------------------------------------------------------------------------
                        |7|  SOLE  VOTING  POWER
NUMBER  OF                   993,497
SHARES                  --------------------------------------------------------
BENEFICIALLY            |8|  SHARED  VOTING  POWER
OWNED  BY  EACH              N/A
REPORTING               --------------------------------------------------------
PERSON  WITH            |9|  SOLE  DISPOSITIVE  POWER
                             993,497
--------------------------------------------------------------------------------
|10|  SHARED  DISPOSITIVE  POWER
                        0
--------------------------------------------------------------------------------
|11|  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                        993,497
--------------------------------------------------------------------------------
|12|  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  *         N/A
--------------------------------------------------------------------------------
|13|  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                        36%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
                        IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of TVE Corporation. The principal executive offices of TVE Corporation are located at 599-B Yonge Street, Suite 317, Toronto, Ontario M4Y 1Z4.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Joseph Stiuso. Joseph Stiuso is an individual residing at 273 Clinton Street, Toronto, Ontario M6G 2Y7. Mr. Stiuso serves as a business and management consultant.

(d)-(e) During the last five years, Mr. Stiuso: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stiuso is a resident of Canada and does not have a U.S. Social Security number.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Stiuso acquired 993,497 shares of Common Stock of TVE Corporation from TVE Corporation pursuant to the terms of a Consulting Agreement dated September 2, 2002 and pursuant to an addendum to the consulting agreement dated April 1, 2003. Mr. Stiuso acquired the shares of Common Stock of TVE Corporation in lieu of consulting fees and interest owing of approximately $82,000.

ITEM  4.  Purpose  of  Transaction

Mr. Stiuso acquired the securities of TVE Corporation for investment purposes. Depending on general market and economic conditions affecting TVE Corporation and other relevant factors, Mr. Stiuso may purchase additional securities of TVE Corporation or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr.  Stiuso  does  not have any plans or proposals which relate to or result in:

     (a)  the  acquisition  by  any  person  of  additional  securities  of  TVE
     Corporation,  or  the  disposition  of  securities  of  TVE  Corporation;

     (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TVE Corporation;

     (c)  a  sale  or  transfer of material amount of assets of TVE Corporation;

     (d) any change in the present board of directors or management of TVE Corporation, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of TVE Corporation;

     (f) any other material changes in TVE Corporation's business or corporate structure;

     (g) changes in TVE Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TVE Corporation by any person;

     (h) causing a class of securities of TVE Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of TVE Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

     (a) Joseph Stiuso beneficially owns 993,497 shares of Common Stock, $0.0001 par value, of TVE Corporation. The shares of Common Stock beneficially owned by Mr. Stiuso constitute approximately 36% of the total number of shares of Common Stock of TVE Corporation, based upon 2,769,497 shares of Common Stock outstanding as of April 4, 2003 (as reported in the Annual Report on Form 10-KSB filed on March 18, 2003 together with the S-8 Registration Statement filed on April 1, 2003).

     (b) Mr. Stiuso has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Stiuso.

     (c) Mr. Stiuso received his shares from TVE Corporation pursuant to an S-8 registration statement filed on April 1, 2003.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Stiuso.

     (e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  7,  2003                    By:/s/  Joseph  Stiuso
                                              ---------------------
                                              Joseph  Stiuso